Room 4561
December 28, 2005

Mr. T. Curtis Holmes, Jr.
President and Chief Executive Officer
MetaSolv, Inc.
5556 Tennyson Parkway
Plano, Texas 75024

      Re:	Metasolv, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2004
		Filed March 31, 2005
		Form 10-Q for the Fiscal Quarter Ended September 30,
2005
		Filed November 3, 2005
		Form 8-K
		Filed October 27, 2005
		File No. 0-28129

Dear Mr. Holmes,

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 28

Results of Operations, page 31

1. You disclose several factors that contributed to a 25 percent decrease in general and administrative expenses in 2004. However, it appears that you quantify only one of the factors contributing to just 13 percent of this decrease. Please tell us how you considered
Section III.D of SEC Release No. 33-6835 in identifying and quantifying the factors that contributed in the period to period fluctuation of service cost of revenues, research and development and general and administrative expenses.

2. We note that research and development, selling and marketing and general and administrative expenses declined consistently over the three reported periods. However, it appears that you do not address these trends in your results of operations. Please tell us how you considered Item 303 (a) (3) of Regulation S-K and SEC Release No. 33-
6835 Section III.B in disclosing these or any other material trends known to you that may affect your future liquidity and results of operations.

3. You disclose that approximately 58 percent of your fiscal 2004 revenue is from international sources. You further disclose on page
40 that this revenue is denominated in the local currency of the foreign country. Please tell us how you considered the guidance in
Section III.D of SEC Release No. 33-6835 in identifying and quantifying the effect of foreign exchange rate fluctuations on your operations, if material.

4. You disclose that one customer accounted for 11 percent of your 2004 consolidated revenues, but you do not appear to identify this customer. Please tell us how you considered the disclosure requirements of Item 101(c)(1)(vii) of Regulation S-K.

Pro Forma Financial Results, page 30

5. On page 30 of Form 10-K for the fiscal ended December 31, 2004 you discuss pro forma financial information that you provide in earnings releases and investor conference calls. Please explain to us how you considered the information in footnote 12 to SEC Release 33-8176 regarding the difference between "pro forma" and "non-GAAP" financial information.

Report of Independent Registered Public Accounting Firm, page 42

6. We note that your auditor`s report does not appear to be signed by the firm that issued the opinion. Revise your filing to include a signed audit report. See Rule 2-02(a)(2) of Regulation S-X.

Note 1. Organization and Summary of Significant Accounting
Policies

b) Revenue Recognition, page 47

You disclose on page 10 that you sell your software products trough resellers. Describe for us any differences in the terms of your direct and indirect/reseller arrangements. Describe any return, price protection, stock rotation or similar rights or provisions you offer to indirect/reseller customers. Additionally, tell us how your revenue recognition policies reflect any such differences in the terms of your arrangements. Finally, explain the consideration you have given to including corresponding disclosure in the notes to your financial statements. 7.

8. You indicate that you recognize revenue using the residual method when VSOE of the fair value of all undelivered elements exists.
In
circumstances when VSOE for undelivered elements does not exist, you defer all revenue from the arrangement. Tell us how you establish VSOE for each undelivered element. Also, describe the specific circumstances in which you conclude that VSOE does not exist. Explain how you have considered providing similar disclosure in the notes to your financial statements.

Note 10. Segment Information and Concentration of Credit Risk,
page
57

9. You disclose on page 33 that 58 percent of your 2004 revenue was from international sources. Please tell us how you considered the requirements of paragraph 38 of SFAS 131 in disclosing information about geographic areas. Similarly, tell us how you considered the disclosure requirements of paragraph (d) of Item 101 of Regulation S-
K.

Note 13. Impairment of Goodwill and Intangible Assets, page 61

10. We note that in the quarter ended September 30, 2002 you wrote the full amount of goodwill ($22.4 million) that you had initially recorded in February 2002 in connection with the acquisition of the
OSS assets. We further note that you accounted for the acquisition of these assets as a business combination. Please address the following inquiries in reasonable detail:

* Tell us how you considered EITF 98-3 in determining whether the OSS assets constitute a business;

* Identify the subsidiary under which you report the OSS operations and provide us with the revenue , gross margin, operating expenses, total assets and total liabilities amounts of OSS as percentage of the subsidiary`s respective amounts for the reported periods;

* Tell us how you considered paragraph 30 of SFAS 142 in determining whether the OSS operations constitute an operating unit for goodwill impairment testing purposes; and

* Describe the change in facts and circumstances between the date you recorded and the date you wrote off the goodwill associated with the
OSS acquisition.  See paragraph 47 (a) of SFAS 142.

11. We note that in the quarter ended March 31, 2003 you wrote-off the full amount of goodwill ($2.3 million) that you had initially recorded in February 2003 in connection with the acquisition of Orchestream Holding plc stock. We further note that Orchestream is listed as one of your subsidiaries under exhibit 21. Please address the following inquiries in reasonable detail:

* Tell us how you considered paragraph 30 of SFAS 142 in determining whether Orchestream is a reporting unit for goodwill impairment testing purposes;

* Describe the change in facts and circumstances between the date you recorded and the date you wrote off the goodwill associated with the
Orchestream acquisition.  See paragraph 47 (a) of SFAS 142; and

* Tell us how you considered paragraph B69 of Appendix B of SFAS
142
in writing off the full amount of the Orchestream goodwill immediately after its acquisition and recognition.

12. You disclose that during 2002 you wrote off approximately $7.2 million of intangible assets. With respect to these write-offs, please explain to us how you considered providing the following disclosure:

* The amount of impairment by intangible asset category i.e., developed technology, customer contracts and customer relationship;

* The facts and circumstances leading to the impairment write off;
and,

* The method you used in determining the fair value of the impaired intangible assets.

See paragraphs 46 (a) and 46 (b) of SFAS 142

13. Provide us with a roll forward of each of the intangible asset categories for 2002, 2003 and 2004. In this roll forward separately identify the increases in the intangible balance due to acquisitions and the decreases due to impairments.

Schedule II, Valuation and Qualifying Accounts, page 63

14. We note that in 2004 you reduced the allowance for doubtful accounts by approximately $1.2 million. Please describe the factors that contributed to your decision to reduce this allowance. Tell us how you considered discussing this decrease under the results of operations and liquidity and capital resources sections of your filing.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Item 1. Financial Statements

Note 8. Subsequent Events
15. Please tell us how you will account for the sale of warrants sold on October 26, 2005 and identify the accounting literature that supports your accounting. As part of your response, describe the terms of any registration rights related to the warrants. Tell us how you considered the applicability of EITF 00-19.

Form 8-K, filed October 27, 2005

16. We note that you refer to "pro forma" net income (loss), and "pro forma" earnings per basic and diluted share. The information you have presented throughout these earnings releases should be referred to as "non-GAAP" and not "pro forma." Pro forma has a meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation. See endnote
12 to SEC Release 33-8176.

17. We note the non-GAAP information included in the press release furnished in the Form 8-K filed October 27, 2005. Your non-GAAP presentation does not appear consistent with our guidance and requirements on such presentation. Following are such inconsistencies in greater detail:

* Disclosure accompanying the presentation currently indicates that there are two non-GAAP measures-pro forma net income (loss) and adjusted EBITDA. However, the presentation on page 5 includes numerous non-GAAP measures including, but not limited to, non-GAAP cost of revenue, non-GAAP gross profit, various non-GAAP operating expense items and non-GAAP income (loss) before income taxes.
Note
that each line item, sub-total or total for which an adjustment has been made represents a separate non-GAAP measure that must be separately identified and addressed in the accompanying disclosure.
See Items 10(e)(1)(i)(C), 10(e)(1)(i)(D) and 10(e)(2) of
Regulation
S-K.

* We note no substantive disclosure that addresses the disclosures in
Question 8 of the FAQ. For example, the disclosure does not explain the manner in which management uses each measure and the economic substance behind that decision or why the measures are useful to investors. Further, you do not explain the material limitations associated with each measure or the manner in which management compensates for such limitations.

As each of the non-GAAP measures excludes items that are considered recurring in nature, you must meet the burden of demonstrating the usefulness of each measure and clearly disclose why each non-GAAP measures is useful when these items are excluded. See Question 8 of the June 13, 2003 FAQs.

18. In view of the nature, content and format of the presentation, we question whether it complies with Item 100(b) of Regulation G. In this regard we note that the presentation of a full non-GAAP Statement of Operations may create the unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Stathis Kouninis, Staff Accountant or me at
(202) 551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
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T. Curtis Holmes, Jr.
MetaSolv, Inc.
December 28, 2005
Page 1